Marc Adesso Akerman LLP 500 West 5th Street Suite 1210 Austin, TX 78701 marc.adesso@akerman.com

January 24, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Uwem Bassey and Jan Woo

Re:	iOThree Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted January 2, 2024 CIK No. 0001997637

Dear Mr. Bassey and Ms. Woo:

iOThree Limited (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Amendment No. 2 to its Draft Registration Statement on Form F-1 submitted to the Securities and Exchange Commission (the “Commission”) on January 2, 2024. On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have live filed today with the Commission the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

iOThree Limited

January 24, 2024

Amendment No. 2 to Draft Registration Statement on Form F-1

Management
Compensation of Directors and Executive Officers, page 90

1. We note your response to our prior comment 2 and that you paid executive compensation to your executive officers in both the 2023 and 2022 fiscal year. Please reconcile this with your later statement on page 90 that “For the years ended March 31, 2023 and 2022, our Company did not pay any compensation to our directors and executive officers as their compensation and benefits.”

RESPONSE: The Company notes that ‘we’ in the Registration Statement refers to iOThree Limited, as well as its consolidated subsidiaries (including iO3 Singapore, as such term is defined in the Registration Statement). However, in response to the Staff’s comment, the Company has revised its disclosure to more clearly reflect that iO3 Singapore paid such compensation and benefits to the Company’s directors and executive officers for the six months ended September 30, 2023 and for the years ended March 31, 2023 and 2022.

Further, for the avoidance of doubt, for the six months ended September 30, 2023 and for the years ended March 31, 2023 and 2022, iOThree Limited, the Company’s Cayman Islands parent entity, did not pay any compensation or provide any compensatory benefits to the Company’s directors and executive officers.

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Please note that the Company has included certain changes in the Registration Statement other than those in response to the Staff’s comments, such as providing the precise amounts of securities held by certain stockholders.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.
Akerman LLP

cc:	Eng Chye Koh Chief Executive Officer Fui Chu Lo Chief Financial Officer